

EXHIBIT A:
OFFERING MEMORANDUM



Form C: Offering Memorandum

(Exhibit A to Form C)



Purpose of This Form

A company that wants to raise money utilizing Regulation Crowdfunding must give certain information to prospective investors to allow investors a basis to formulate an informed investment decision. The Securities and Exchange Commission ("SEC") has issued regulations at 17 CFR §227.201 listing the information companies are required to provide. Form C is the form used to submit and file this information to the SEC.

Each heading below corresponds directly to a section(s) of the SEC's regulations.

Basic Company Information – §227.201(a)

Company Legal Name:	Vector Brewing, LLC
Jurisdiction of Organization:	Texas
Date of Organization:	03/10/2016
Form of Organization:	Limited Liability Company
Physical Address:	9805 Walnut Hill Ln., # 405, Dallas TX 75238
Issuer Website:	https://vectorbrewing.com

Directors and Officers of the Company – §227.201(b)

Name:	Title:	Start Date:
Susan Veronica Bradley	Owner – Manager	07/2018
Craig Bradley	Owner – Manager	07/2018

Please refer to work history documents enclosed within Exhibit D.

Owners of 20% or More of the Voting Shares – §227.201(c)

Name of Holder	Share Class	Percentage Held
S. Veronica Bradley	Membership Interest	51%
Peter McDermott	Membership Interest	49%

Description of Company's Business – §227.201(d)

Vector Brewing is a place where people can discover new flavors.
Unique beers are brewed on site, and curious customers can see their next favorite chugging away in tanks or slowly maturing in barrels. Artisanal pizzas are created from scratch in our kitchen, ready to pair with your favorite beer.

Vector Brewing supports local businesses and green efforts.
We source what we can as close as we can. We are environmentally responsible, without being militant and insulting to our patrons.

Vector Brewing is a place to relax and have fun.
There are board games, sports on TV, a play area for the kids, a huge patio, and many events on the calendar. It's a place where you can catch up with your neighbor over a freshly brewed beer, glass of wine, and a one-of-a-kind pizza.

But Vector will listen to customers.
It's all about variety and exploration, and that's what keeps people coming back. We will also cater to non-beer drinkers with a variety of wines, draft coffee, kombucha tea, bottled sodas, and typical restaurant offerings.

Vector Brewing satisfies curiosity with unique beers.
We will have a robust barrel-aging and souring program, blending science and art with beer. We want to know what happens when a beer is left to its own devices. What happens when we brew with a sense of controlled chaos?

The Dallas market has nothing like this yet.
Sour seekers from the Dallas area have to rely on friends to mail them beer from other states or travel hundreds of miles to other breweries, standing in lines with a chance of getting a highly sought after bottle. And no brewpubs in DFW exist in traditional neighborhoods—we're the first.

Please refer to business plan document attached under Exhibit G.

Number of Employees – §227.201(e)

Number of Employees:	15

Risks & Disclosures – §227.201(f)

Required Statement

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, no does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

General Risk

Investing in companies without sound liquidity such as Vector Brewing, LLC (the "Company") is highly speculative in nature and presents significant risk to you, as the investor. In short, you may lose your entire investment. Prior to investing, you need to thoroughly research and understand all potential risk associated with investing in the Company. Until the Company has achieved profitability and is without need of raising additional capital, the chance of you losing your entire investment remains likely. Therefore, you should not invest more than you are willing to comfortably lose.

Regardless of future revenue and/or profitability performance, good and bad, there is no guarantee that you will ever see a return on your investment, or that you will ever be in a place to exit your investment for a profit or a loss.

As with all investments, you should proceed with caution, do your own research, due diligence, and seek professional investment advice prior to investing. A professional adviser may identify and alert you to risk not covered in these disclosures. The realization of any of the risks contained herein or unknown risks not disclosed could lead to an immediate need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations altogether. You understand that in the event you lose your entire investment you may have limited or no recourse against the Company.

Market Saturation

As with any industry, the craft beer segment has begun to show signs of slowing down after 7 years or so of explosive growth. There's always a risk of over saturation, or what many think of as the "craft beer bubble" bursting, but we're poised for the right kind of saturation and overall success.

We face substantial competition from breweries, bars, and restaurants that serve craft beer, and our inability to compete effectively could adversely affect our sales and results of operations.

Raw Materials Cost

Material costs and raw goods also often fluctuate as well. While we grow as a company and begin to produce more and more product, the supply of key raw ingredients, such as hops, barley, and yeast will also grow. Furthermore, as we begin to package beer for sale from our taproom, packaging materials will also weigh in on that cost.

Employee Risk

Staffing is always a challenge at any service-oriented business. Vector Brewing is dependent on its management, founders, and staff to execute its business plan to reach the goals set forth. Having to rehire and retrain key staff can be costly and could potentially have an adverse effect on the brewery. The loss of key personnel, through untimely death, firing, or leaving the brewery for other reasons, could potentially have an adverse effect on the brewery and its business, thus an effect on our financial results and on your investment.

Acts of Nature Risk

Any unforeseen disaster (e.g., fire, flooding, or industrial accident) at the brewery could result in a disruption in brewing operations and normal service at the taproom, resulting in a material adverse effect on the brewery. If shutdown for any prolonged period of time, this could have an adverse effect on our financial results and on your investment.

Loss of Product Risk

Mixed culture, sour, and wild beers are time consuming and require attention. From barrel cooperage and racks to storage space, our sour beer program will take up a considerable amount of capital. These particular beers are also highly unpredictable and could result in loss of product due to unforeseen conditions or factors detrimental to the beer. However, we view these risks as a necessary evil in order to achieve the results we're looking for in our beers.

Texas Regulatory Risk

The Texas government may have an impact on how we do business. Texas operates on a three-tier system that highly favors distributors. Thus, many view the state of Texas as "unfriendly" to craft brewers by limiting how much they can grow and how they can operate. Additionally, the uncertain nature of the Texas alcoholic beverage code can make things difficult for breweries in this state. However, brewpubs (which Vector will operate as) are on the same level as restaurants and retailers, which allows us to serve both on-site in our taproom and to-go (growlers, bottles, etc), which we feel is the best solution for our business.

General Regulatory Risk

The Company plans to offer its primary product and service within a highly regulated marketplace. Federal and State licensing may be required. Failure to obtain such licensing could result in an adverse impact on the Company's ability to meet sales and revenue objectives. The risk that legislative or policy decisions and changes on a Federal or State level may result in higher costs or obstacles to success for the Company is extremely likely. In an uncertain regulatory environment, the Company's operations may be subject to direct or indirect adoption, expansion or interpretation of various laws and regulation. Compliance with current and future laws and regulations may require the Company to significantly change its pricing models or business plan. These additional changes may have a material and adverse impact on its operations and financial results. Furthermore, the introduction of new services may require the company to comply with additional, yet to be defined, laws and regulations. The failure to adequately comply may delay or possibly prevent some of the Company's products or services from being offered, which could have a material adverse impact on the Company's financial condition and results of operations.

Financial Projection Risk

Any projections of future performance provided to you may prove to be incorrect. The financial projections of Vector Brewing and projections relating to the future market are based upon current assumptions of future events and conditions which the brewery believes to be reasonable as of the date thereof, but which are inherently uncertain and unpredictable. The assumptions may prove to be incomplete or incorrect and unanticipated events and circumstances may occur. Because of such uncertainties, and the other risks outlined herein, the actual results of the brewery's future operations can be expected to be different from those projected, and such difference may be material and adverse. Potential investors should consider the projections in light of the underlying assumptions, reach their own conclusions as to the reasonableness of those assumptions and evaluate the projections on the basis of that analysis.

Fraud Risk

There is no guarantee that any investment is immune from fraud. While most public offerings, including Reg CF offerings, require screening standards, oversight and reviews, the risk of fraud remains high when investing in any early stage company including start-ups such as the Company. There is no guarantee as to the validity or accuracy of the Company's claims or representations about technology, projections and forward-looking statements, advertising materials related to this crowdfunding raise, or past or future performance. You are required to undertake your own diligence and/or consult your financial advisor with respect to the accuracy and validity of the Company's materials.

Loans

If funds in excess of those raised are needed by the Company, the Company retains the right to obtain a loan or additional debt, the repayment of which will take priority over the payment of dividends, revenue sharing returns and prior debt offerings to investors.

Economic Risk

The Company's success is extremely sensitive to various known and unknown internal and external societal, regulatory, and economic factors.

These factors may impact the performance of the Company and its ability to achieve stated objectives.

Known factors include, but are not limited to:

- Local, regional, national, or global economic recessions.
- Changes in capital market conditions and the Company's ability to obtain future funding.
- Changes or declines in employment within the Company and outside the Company.
- Domestic or international tax policy changes.
- Domestic and global political conditions.
- Wars, natural disasters and other potential crisis.

Unknown factors include ones undisclosed herein that have a high likelihood of occurring without forewarning or knowledge thereof. Such events could lead to a sudden and intense need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations.

Performance Risk

There is a high likelihood that future Company performance may not achieve its stated objectives herein. All statements, claims and representations of future performance are for the most part hypothetical, based on management's good faith and best efforts estimates, analysis, and forecasts. Current management expectations and projections regarding future performance, financial trends, societal trends, economic trends, and other reasonable beliefs impacting the business, financial conditions, and the results of its operations form the basis for the projections and other forward-looking statements made herein. As socioeconomic trends change, there is a high likelihood that such assumptions made in good faith and contained herein may become less reliable creating a circumstance where adjustments to the Company's operations may be required.

Achievement of stated performance contains risks based on known and unknown internal and external factors that could lead to material changes or variations of actual results. There is no guarantee that the Company's financial and operations performance will meet expectations or herein stated projections and forward-looking statements.

Disclosure Risk

Data and information regarding the Company and the investment opportunity is limited. You may not have or be able to obtain all the information requested or sought after in order to make a sound investment decision. While the Company is required to disclose certain information such as an offering document, annual financial statements, annual reports, information concerning intended use of funds and material changes, such disclosures and information contained herein do not represent all the data or risks associated with investing in early stage companies such as the Company.

Available information will be limited as the Company does not have a fully developed business plan and long history of operation. Investing in crowdfunding companies presents significantly more risk than investing in publicly traded companies due to the limited amount of data and information provided by a company engaging in a Reg CF raise. Unlike the Company, publicly listed companies are required to file annual and quarterly reports and promptly disclose material information, providing the ability for the investor to more closely and thoroughly monitor their investment.

Capital Risk

The Company requires ongoing intensive capital formation and allocation until profitability is achieved which may not happen due to various internal and external known and unknown factors. The amount of capital the Company is attempting to raise in this offering will not be enough to sustain its business operations to profitability. The Company will have to raise additional capital to continue development and fund operations and expansion. There is no guarantee that additional capital will be able to be raised by the Company even if this raise is successful. If the Company is unable to acquire additional capital it may be required to alter its business plan, business strategy, sell assets, reduce workforce, restructure under the protections of a bankruptcy filing, or cease operations and dissolve. Under such scenarios, no return of capital, shareholder settlement or refund would be issued to investors. The Company's inability to secure future capital could adversely impact the business, its valuation, and/or the value of shareholder securities.

Credit Risk

There is a high likelihood that the Company will require access to capital or credit in order to support business growth finance requirements.

Acquiring extensions of credit with favorable terms can be challenging and is highly dependent upon macro-economic conditions coupled with aforementioned internal and external known and unknown factors. If the Company is unable to obtain needed credit it could be forced to modify business strategy, growth projections, or take other action necessary to raise additional capital or conserve existing funds. The Company's inability to secure future credit could adversely impact the business, its valuation, and/or the value of shareholder securities.

Use of Funds Risk

The projected use of funds and proceeds from this Reg CF offering is a best estimate. Actual capital allocation may differ based on business conditions at time of execution and is solely based on the Company's discretion. The Company's investors should be comfortable with the provided intended fund usage description and understand the Company's leadership and management team reserves the right to re-allocate use of proceed funds based on the needs of the Company.

Personnel and Management Risk

Investing in the Company is an investment in the founders, employees and management team. Their ability to execute the business plan and make sound operational decisions will be important factors in the viability and success of the Company. As the Company's investors, you will not be able to participate directly in the Company's day-to-day operations or engage management or other employees. The Company's security holders do not have special right of access to the Company unless otherwise granted. Your investment in the Company will in part be allocated by the Company to fund employee, management and executive officer compensation. This compensation is exclusively set by Company leadership.

Competitive Risk

The market in which the Company operates is highly competitive and is likely to become increasingly competitive in the future. The Company may ultimately face declining sales, decreased revenue or smaller margins as a direct result of competition in the marketplace. Changes in customer preference or the inability to successfully compete with other companies offering a similar product or service could negatively impact the Company's financial performance.

Risk of limited Operating History

The Company is a newly established entity that lacks a substantial operating history. Prospective investors will have limited information on which to base their investment decision.

Key Person Risk

Due to the Company's small size, it is susceptible to key person risk. The success of the Company will largely be dependent upon the experience and skill of its oversight committee, board of directors, executive officers and tenured employees. The Company can make no guarantees that key individuals necessary for successful operation of the business objectives will continue to be employed by the Company for any defined period of time. Loss of any key persons for any reason could cause irreparable harm to the Company's ability to deliver value to shareholders, meet business objectives, and could cause the Company and your investment to suffer.

Financial Statement Risk

Unless otherwise indicated the Company has not provided investors with financial statements which have been audited by an independent third-party accounting firm. As such, information regarding the Company's capitalization, assets and liabilities is unaudited. If you feel that the information provided by the Company is not sufficient for you to make a reasonably informed decision, you should not invest in the Company.

Third Party Risk

The Company relies on multiple third-party services that are essential to its operations and achievement of business objectives. It is possible that these third parties will fail to perform their services as represented or will perform them in an unacceptable manner that will result in a material negative impact to the Company and shareholder value. Your investment may be adversely impacted by the Company's reliance on third party service providers and their performance.

Target Offering Amount and Deadline – §227.201(g)

Target Offering Amount:	Offering Deadline:
$50,000.00	6/26/2020

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Investments in Excess of Target Offering Amount – §227.201(h)

Issuer to Accept Investments in Excess of Target Offering Amount:	Maximum Amount to be Accepted in Excess of Target Offering Amount:	Oversubscription Allocation: pro-rata, first come-first served, other
YES	$106,999.00	First-Come First-Served

Purpose and Intended Use of Offering Proceeds – §227.201(i)

Purpose of the offering and description of intended use of funds:

All businesses need a financial cushion. That's what we're trying to raise. We want to ensure our staff gets paid fairly and on time, and we want to make sure our bills get paid during the first few months of operating.

After all, the best defense is a good offense.

We may also buy a few barrels to really kickstart our barrel aging program.

Intended Use of Funds:

Use of Funds (Description)	Amount (Target Raised)	Amount (Maximum Raised)
Offering Expenses:	$995.00	$1,030.00
Portal Fees:	$2,000.00	$4,279.00
Operating Expenses: (Ingredients, Utilities and Rent)	$47,005.00	$101,690.00
Total Proceeds:	**$50,000.00**	**$106,999.00**

Irregular use of proceeds:

Does your company have any irregular use of proceeds?

None

Investment and Cancellation Process – §227.201(j)

Investment Process

1. Navigate to www.fundopolis.com
2. Select <u>Invest</u> from top menu bar and choose <u>List of Raises</u>. Alternatively, navigate directly to <u>Active Investments.</u>
3. Navigate to <u>Invest</u> on active raise page.
4. Acknowledge that you have carefully read and understand each statement before proceeding with investment.

Cancellation Process

1. E-mail fundsquad@fundopolis.com providing your name, the name of the company you're invested in, and your intention to cancel the investment.

Required Statements:

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuers offering materials.

Fundopolis will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Material Changes – §227.201(k)

If an investor does not confirm his or her investment commitment after a material change is made to the offering the investor's investment commitment to the offering will be cancelled and the committed funds will be returned.

Note: A "material change" means a change that an average, informed investor would want to know about before making an investment decision. A material change can be positive or negative. If a material change occurs after an investment decision has been made but prior to the Offering's close, then the company will provide notification and ask whether you want to proceed with your investment commitment. If affirmative confirmation to proceed with the investment is not provided your commitment will be cancelled and your funds will be returned to you. You will **not** receive any securities from the Offering.

Price of the Securities – §227.201(l)

The Company is offering a Revenue Share Investment, which will be referred to as the "Revenue Share". The Revenue Share issued by the company will be sold at $1.00 per unit.

Ownership and Capital Structure – §227.201(m)

The Offering:

Company: Vector Brewing Company, LLC
Address: 9850 Walnut Hill Lane, #405, Dallas, TX 75238
State of Organization: Texas
Date Company was Formed: 03/10/2016

The Terms:

Minimum Investment Amount (per investor): $100.00
Maximum Investment Amount (per investor): $25,000.00
Security Type: Revenue Share
Revenue Share Percentage: 8%
Revenue Share Payback Multiple: 1.5x
Payment Frequency: Annually
Security Purchase Price: $1.00
Maturity Duration: 5 years

Restrictions on Transfer of the Securities Being Offered

Required Statement

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

   1) To the issuer;

2) To an accredited investor;
3) As part of an offering registered with the U.S. Securities and Exchange Commission; or
4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

Note: The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law of the purchaser and includes adoptive relationships. The Term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of the Issuer's Securities

Security Class	Amount Authorized	Amount Outstanding	Voting Rights
Membership Interest	100%	100%	Yes

Summary of differences between security offered and outstanding securities:

The only other securities lie within the LLC Membership Agreement between the two owners.

Capital Resources and Material Terms of Debt – §227.201(p)

We were funded primarily by an SBA loan through TFNB (The First National Bank) of McGregor, Texas.

Total Loan Amount: $1,205,100
Balance (as of Jan 2020): $1,093,654.91
Monthly Payment: $13,750.34
Interest: 2.75% over Prime Rate, adjusted quarterly (currently 7.5%)
Maturity: 10 year

Other Exempt Offerings within the Last 3 Years – §227.201(q)

None

Transactions between the Company and "Insiders" – §227.201(r)

None

Financial Condition of the Issuer §227.201(s)

Does the issuer have an operating history? Yes

Historical Financial Highlights:

We haven't opened, yet, but we did manage to sell over $1,300 in 2018 and $2,300 in 2019 of merchandise. Not bad for not having a physical location.

And when the government shut down in January 2019, word got out that we were halted (that's where all of our funding was coming from), and the community rallied around us. In small amounts, we "accidentally" raised over $18,000 within two weeks. That money helped us pay for stuff we owed until the press and the local Dallas government stepped in and got our loan in the front of the clogged SBA queue. Donations averaged around $60, the largest being $1,000 and the smallest being $1.

When the government reopened, we managed to close a $1.2 million dollar SBA loan—no easy feat, especially for a startup.

Since, we've completely renovated a former Crossfit gym, transforming it into a three-part space (one for brewing, one for restaurant, one for gigantic patio), purchased over $300,000 of equipment, and been the talk of the town.

When it came to budgeting, we weren't too far off. Construction costs creeped up (as they do), but we're right at where we thought we'd be after we adjusted for unexpected expenses.

Financial Projections:

In 2020, we have the goal of producing and selling 416 barrels of beer (this equates to 500/calendar year but adjusted for our later opening date).

Averaging $5 profit per pint (a very rough estimate, because beer sizes and costs will vary greatly), that equals $524,160 gross for beer alone. 60% of sales will be food, which equals $786,240. That means just considering beer and food (not wine, merch, non-alcoholic drinks), our gross revenue will be around $1,284,192.

Operating costs for 2020 should be around $1,056,320, leaving $227,872 net by 12/31/2020.

As our name gets out there, our reach will extend beyond the neighborhood to the Texas (and even national) beer communities, allowing us to sell bigger, most profitable beers at higher volumes. We've been tracking Jester King out of Austin who has a similar model. People travel from all over to purchase their annual Atrial Rubisite beer, and they sold out within a day.

By 2024, it's well within reason that we'll be brewing 750 barrels (similar concepts outside of DFW go well over that range in their first year). Taking into consideration payroll, insurance, and general ingredient increases, those numbers look like:

Total sales: $2,407,860
Expenses: $1,448,424
Net income: $959,436

Or enough money to open a second location in another underserved neighborhood in DFW.

Please refer to Exhibit B of the Offering Memorandum for detailed pro-forma income statements.

Historical Issuer Financial Statements – §227.201(t)

Please refer to Exhibit B of the Offering Memorandum for historical financial statement information covering the two most recently completed fiscal years or the period(s) since inception, if shorter.

Disqualification Events – §227.201(u)

Required Statement

A company/Issuer is not permitted to raise funds utilizing Regulation CF if certain designated individuals associated with the company/issuer committed certain prohibited acts on or after May 16, 2016. This item requires a company/issuer to disclose whether any of those designated individuals committed any of those prohibited acts prior to May 16, 2016.

16

Has the issuer or designated associated individuals been convicted of a financial crime: No

Ongoing Reporting Requirement – §227.201(v)(w)

Annual Reporting

The issuer will file a report electronically with the SEC annually and post the report on its website no later than 120 days after the fiscal year covered by the report.

It is possible that the Company may not be required to continue filing annual reports and will notify investors if this occurs.

Reporting Compliance Obligations – §227.201(x)(y)

The Company is required to disclose whether it has failed to file the reports required by Regulation CF associated with prior raises.